NEWGIOCO GROUP

Investor Presentation

RALPH GARCEA
VP Corporate and Business Development

January 2019

OTCQB: NWGI

Safe Harbor Statement

This presentation contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are identified by the use of the words "could,“ "believe," "anticipate," "intend," "estimate," "expect," "may," "continue," "predict," "potential," "project" and similar expressions that are intended to identify forward-looking statements. All forward-looking statements speak only as of the date of this presentation. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, objectives, expectations and intentions reflected in or suggested by the forward-looking statements are reasonable, we can give no assurance that these plans, objectives, expectations or intentions will be achieved. Forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from historical experience and present expectations or projections and the trading price for our common stock may fluctuate significantly. Forward-looking statements also are affected by the risk factors described in the Company's filings with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

INTRODUCING NEWGIOCO GROUP, INC.

NEWGIOCO GROUP

EXISTING EUROPEAN OPERATIONS: LEISURE & DAILY BETTING

- We offer a ***complete portfolio of gaming products***
  - Web-based   Sports betting, Virtual, Casino, Poker, Bingo
  - Land-based   Sports betting, Virtual games
- ***Strong, steady growth*** in sales and earnings

	FY2016	FY2017	TTM Q3 2018
Total Handle (turnover)*	$122M	$ 219M	$347M
Revenue	$ 8.9M	$ 23M	$ 35M

- Italian gaming market is ***growing by double-digits***
- ***Proven operations*** in highly-regulated, challenging market in Italy provide validation for SaaS expansion
- Portfolio of complementary products ready to launch: U.S., LatAm
- Executing a number of initiatives to sustain growth trajectory in turnover (“handle”) and revenue
- Steady wager growth, exceeding 50% YoY, across all products

* Handle (turnover) represents the total amount of wagers before deducting winnings

EXPANSION TO U.S.: SOFTWARE-AS-A-SERVICE

From the Perspective of Casino Operators:

- ***ELYS is a proven, innovative and efficient betting platform software***
  - ELYS provides casinos with ***state-of-the-art risk management***
  - ***Credibility***: we can best support casinos who are launching sport betting because we didn’t just develop the platform – we’re successful because of it
- ***Better top line for casinos*** because sports betting:
  - ***Drives Traffic***: Market is rapidly expanding in early-adopter states
  - Fits well: Sports betting is a ***natural complement to casino gaming***
- ***Better bottom line for casinos***
  - ELYS’ risk management can be customized for individual locations

From Our Perspective:

- Partner with casinos: ***offer sports book as a “supplier”*** (not an “operator”)
- Utilize a recurring revenue business model to ***grow revenue and profits***
- $32B U.S. Tribal Market represents a logical, high-growth, accretive expansion opportunity

WHO Newgioco Group, Inc.

NEWGIOCO GROUP

WHAT Vertically-integrated leisure gaming technology company with fully licensed online and land-based gaming operations and innovative betting technology platforms that provide bet processing for casinos and other retail gaming operators.

WHERE Italy plus currently expanding platform geographically

- UNITED STATES
- LATIN AMERICA

HOW *Four pillars of success…*

SIGNIFICANT MARKET OPPORTUNITY

- Global Gaming Market was **$500B** in 2018
- Online Gaming Market was **$50B** in 2018
- Sports betting represents **51%** of total gaming market
- **9% CAGR for global sports betting by 2022**

TRACK RECORD OF SUCCESS IN ITALIAN GAMING MARKET

- Italy is largest EU gaming market
  - Total gaming: **~$23B**
  - Online gaming: **~$1.7B**
- Fragmented market: 150+ vendors
- Newgioco taking market share (AGIMEG, Nov 2018)
  - Ranking: # 6 in online poker
  - Ranking: #22 in sports betting
- Target **$500M** betting handle

EXPANSION STRATEGY FOR GLOBAL SPORTS BETTING MARKET

- Huge U.S. opportunity: Supreme Court ruling to allow sports betting. Our Focus: U.S. Tribal Market including **$32B** of gaming
- Proposed acquisition of Virtual Generation Ltd. should expand footprint to Latin America and Africa
- NWGI to provide innovative ELYS sports betting platform and virtual gaming software as SaaS-based service in global markets

EXPERIENCED LEADERSHIP

- Management team with substantial gaming and technology experience
- Board of Directors with majority of independent directors and Nevada gaming compliant backgrounds
- Significant ownership by Management, Insiders and Board (70%) aligns shareholder interests

Our ***focus on the technology*** that fuels leisure betting → is also fueling our ***growth and expansion***

NEWGIOCO'S *EXPAND FROM CORE* STRATEGY IS WORKING

NEWGIOCO GROUP

ELYS ISN'T JUST A GREAT PLATFORM – IT'S OUR FOUNDATION FOR *GROWTH AND EXPANSION*

CORE

PRODUCTS

Sportsbook
+ Virtual
+ Casino
+ Poker

TECHNOLOGY

ELYS
Sophisticated sports betting platform with robust risk management

2017 - 2018

GROWTH re: Market Share

Two Key Drivers Compound Growth

1. Market for sports betting is getting bigger
> In Italy: **10.8%** increase [2018 vs. 2017]

2. We're winning customers ***organically***
> Transaction growth: online <u>and</u> land-based

EXPANSION re: Technology

1. Software-as-a-Service [SaaS]
2. ADM and MGA Certification
3. Pending: GLI-33 Certification

EXPANSION re: Geography

2019 – 2020 +

Impact:

We're increasing our market share (AGIMEG, Jan 18 to Nov 18)

1. Sports Betting #28 → #22
2. Online Poker #14 → # 6
> 96% increase during 2018
3. Casino #42 → #34

The Americas:

Exciting potential next steps [US, LatAm]

> Host sports betting for Tribal casinos

> Replicate strategy honed in Italy by leveraging robust, customizable ELYS

Newgioco: an innovative portfolio of products fueled by technology

2017: Solid Growth In Handle and Revenue, But...

NEWGIOCO GROUP

The Good News: More End Users & More Products Lead To Accelerated Growth of Handle and GGR

Products

- Market acceptance of our Sports betting products at our locations in Italy
- Introduction of "virtual games" at agencies, corners, and shops

Market Penetration

- Brand awareness develops for products, despite the fact that roughly half of the market is spread among a small number of very large competitors, and the market is highly fragmented otherwise

Sales Channels

- Focus initially was on land-based shops. We increased our number of physical locations during 2017.
- In August 2017 we added to our product portfolio by launching web-based offerings: Casino and Poker

The Problem: Gross Gaming Revenue (i.e. Handle less player winnings) was way too volatile


Newgioco Group: Total Handle (€ Mil) and Revenue Conversion (% of Handle)
Web-Based: Casino Handle
Web-based: Poker Handle
Land-based: Sportsbook Handle
Newgioco: Overall GGR as % of Handle
Handle (€ Millions)
40 €
30 €
20 €
10 €
0 €
25%
20%
15%
10%
5%
0%
18%
3%
8%
17%
7%
19%
24%
12%
10%
14%
13%
16%
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17

CORE PRODUCTS

SPOTLIGHT ON: *SPORTS BETTING*

NEWGIOCO GROUP

- There is a strong and consistent demand for sports betting
  - Italy has the largest market for sports betting of any country in Europe [please refer to Appendix]
  - It's also highly regulated and very competitive
- Betting "turnover" or "handle" varies depending on the season
  - Q2 tends to be a peak quarter for Seria A, LIGA, Premier League, Ligue 1, Bundesliga, and Champions League play
  - Events like the World Cup (2018), the UEFA Cup (2020), and the Olympics also influence the volume and frequency of betting
  - U.S. seasonality will align with Super Bowl (NFL), March Madness (NCAA), NHL Stanley Cup and NBA Finals, and the World Series (MLB)
- Revenue Conversion: Gross Gaming Revenue = Handle LESS Player Winnings
  - Lots of factors can influence the revenue that results
  - Some factors are beyond our control. Ex: when "favorites" win consistently then Gross Gaming Revenues can suffer
  - This means that ***effective risk management is essential*** in order to have consistency in GGR %
- Operating a successful sports book isn't like offering casino games
  - You have to determine the level of risk you are willing to accept
  - You also need to trust that your sports betting platform will manage to the risk parameters you set

Newgioco developed *ELYS* based on our experience in Italian sports betting

NEWGIOCO GROUP

CORE TECHNOLOGY

SPOTLIGHT ON: *ELYS*

CIO Review 20 MOST PROMISING TECHNOLOGY SOLUTION PROVIDERS FOR CASINOS - 2018

- ELYS sports betting platform has ***proven risk management capabilities***
  - It features industry-leading and highly scalable "shop-client" architecture
- From the perspective of the End User: Advanced functionality makes the platform best-in-class
  - Speed, range of products, plus the ***fully-integrated gaming account supports multiple products at the same time***
  - For example: you can play poker during your sporting event, go back and place an in-match wager, then return to playing poker
- From the perspective of Operators and Agency Owners: ELYS runs circles around competitors' platforms
  - Reliability and comprehensive reporting are key. In addition, ***ELYS has earned coveted ADM certification.***
  - ELYS makes it easy to track betting handle, and resulting revenue, and a lot more
  - ELYS features ***fully-integrated business intelligence capabilities*** with sophisticated reporting at multiple levels

ELYS is a technology solution that's comprehensive, customizable – *and reliable*

2018: THE BENEFITS OF RISK MANAGEMENT

NEWGIOCO GROUP

Problem Solved: Improved risk management means ***improved revenue conversion stability***, even while handle continues to grow 50%+ YoY

PRODUCTS

- Web-based Casino and Poker gain market share. *NWGI ranks #6 in Italy for Online Poker*, and #22 in sports betting (AGIMEG).
- Accelerated revenue growth from web-based games is a great complement to the seasonality inherent with sports betting

MARKET PENETRATION

- Brand awareness grows as Newgioco gains ground against competitors in several product categories
- Complementary products, and the ability to play multiple games at the same time, *drives player retention and growth in Handle*

SALES CHANNELS

- Organic growth in both web-based and land-based channels
- In 2018 we continued to expand our network of land-based locations. We currently operate ~*170 agencies/shops/corners.*


Newgioco Group: Total Handle (€ Mil) and Revenue Conversion (Gross Gaming Revenue as % of Handle)
Web-Based: Casino Handle
Web-based: Poker Handle
Land-based: Sportsbook Handle
Newgioco: Overall GGR as % of Handle
40 €
30 €
20 €
10 €
0 €
25%
20%
15%
10%
5%
0%
18%
3%
8%
17%
7%
19%
24%
12%
10%
14%
13%
16%
13%
9%
8%
11%
7%
10%
10%
10%
9%
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18

2018 RESULTS (THRU Q3) ONLY TELL PART OF THE STORY:

- $5.8M in cash
- Handle: **+85% to $278M**
- Revenue: **+93% to $25.2M**

We not only grew – we "grew smart". We ***reduced the volatility*** of Revenue Conversion as a result of:

1. ELYS' risk management
2. Portfolio of Products now includes regulated Casino and Poker games

CORE PRODUCTS

NEWGIOCO GROUP

SPOTLIGHT ON: *ONLINE CASINO, POKER*

SUCCESS OF ELYS LAUNCH IN AUGUST 2017 LEADS TO KEY ONLINE CASINO AND POKER DEALS

- Web-based games are a great complement to our land-based products
  - Casino and poker raise Newgioco's brand awareness for a different cross-section of end users
  - Our fully-integrated ELYS platform means you can easily use sports bet winnings to play casino games and poker
- From the standpoint of economies of scale, online games are a cost-effective way to organically grow handle
- Revenue conversion is lower for casino/poker than for sports betting, but with ***far less risk management needed***
  - Regulations for Casino and Poker include payout ratios, so GGR as a % of Handle is fairly consistent
  - Stability from month to month: seasonality affects handle for sports bets, but has less impact on casino and poker handle

WEB-BASED PRODUCTS ARE AMONG OUR *FASTEST-GROWING*

Let's compare 1st Year (2017) quarter-on-quarter growth rates of Handle for Sportsbook with Casino and Poker:

• Sportsbook:	2nd Quarter:	**- 5%** vs. 1st qtr.	3rd Quarter:	**+ 17%** vs. 2nd qtr.	4th Quarter:	**+ 54%** vs. 3rd qtr.
• Casino:	2nd Quarter:	**+102%** vs. 1st qtr.	3rd Quarter:	**+ 36%** vs. 2nd qtr.	4th Quarter:	**+ 16%** vs. 3rd qtr.
• Poker:	2nd Quarter:	**+307%** vs. 1st qtr.	3rd Quarter:	**+ 110%** vs. 2nd qtr.	4th Quarter:	**+ 19%** vs. 3rd qtr.

Casino and Poker have become key additions to Newgioco's Product Portfolio

NEWGIOCO GROUP

CORE TECHNOLOGY

SPOTLIGHT ON: *BUSINESS INTELLIGENCE*

ELYS CAPTURES LOTS OF DATA – AND BI ANALYSIS TURNS THAT DATA INTO *ACTIONABLE INSIGHTS*

Quarterly Trends


Average Daily Active (Unique) Users, Per Quarter
Land-Based Daily Active Users (average)
Web-Based Daily Active Users (average)
2,500
2,000
1,500
1,000
500
0
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

Day-of-Week Trends


Ticket Volume Is Highest on Weekend Days, But Average Bet Size is Fairly Steady
50,000
40,000
30,000
20,000
10,000
0
€ 10
€ 8
€ 6
€ 4
€ 2
€ 0
€ 9.4
€ 8.6
€ 9.0
€ 8.9
€ 8.5
€ 8.6
€ 8.9
Monday
Tuesday
Wednesday
Thursday
Friday
Saturday
Sunday
2017: Avg. # Sportsbook Tickets Per Day (Land Based)
2018: Avg. # Sportsbook Tickets Per Day (Land Based)
2017 Average Bet Size (€)
2018 Average Bet Size (€)

Weekly Handle Mix %s


2018 Handle Mix, by Week: Relative Propotions of Sportsbook Handle (in Blue) Compared With Handle for Casino + Poker (in Orange)
70%
60%
50%
40%
30%
20%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 51 52 53
2018 Handle Mix: % for Sportbook + Virtual
2018 Handle Mix: % for Casino + Poker
Casino + Poker: Overall % of Handle During 2018

A wide range of granular data means we can answer a wide range of questions about what's happening in the business

Newgioco Group: Bringing It All Together

NEWGIOCO GROUP

NWGI is Well Positioned for *Core Growth* and *Global Expansion*

- Leverage track record of success in highly regulated Italian gaming markets
- Provide certified ELYS sports betting platform and VG virtual gaming software as SaaS-based services to high-growth global gaming markets
- Targeting U.S. Tribal Gaming market
  - Initial focus on 17 states
  - Agreements expected to roll out 2019-2022
- Virtual Generation (VG) acquisition provides further global expansion opportunities
  - Cross-selling ELYS platform and
  - VG software as package in 12 countries where VG currently operates


International Expansion
<2017
2017
2018
2019 Planned

THREE BUILDING BLOCKS OF OUR VALUE PROPOSITION

NEWGIOCO GROUP

DRIVE GROWTH

Focus on Growth Newly expanding regulated markets include the U.S. plus the 12 countries VG currently operates in

- “Governments are Growth”: Legitimate sports betting drives revenue for governments
- Regulated markets are a boon for us
  - Just look at 2018 increases in New Jersey, Mississippi, and Delaware [see next slide]
- That’s why we’re very confident when we look at the trajectory for growth across the U.S.

DEVELOP TECHNOLOGY

Expanding into SaaS We are uniquely positioned to understand and meet the hosting needs of operators

- GLI-33 certification
- Expand AI application and effectiveness, also expand KPI granularity in powerful BI
- Expand sports data feed sources [Sportradar, Betgenius, etc.]
- Expand portfolio of country or tribe-specific virtual sports products [Example: Indian Horse Relay]

DELIVER VALUE

Significant Operating Leverage creates opportunity to increase profitability

- Robust volume of handle from core products in Italy is the cornerstone of our business
- Expanding into markets in the Americas and beyond is a great next step
  - Increase utilization of existing resources, then add resources as volume warrants
  - Up-front costs for U.S. expansion are low – and can be recouped quickly (2-3 months)
  - Incremental costs for U.S. support and maintenance are modest – and reflected in our SaaS pricing

DRIVE GROWTH: U.S. IN 2H 2018

NEWGIOCO GROUP

EARLY ADOPTER STATES HAVE BEEN REWARDED WITH STRONG GROWTH


Nevada Sports Betting Handle
$800
$600
$400
$200
$-
15%
10%
5%
0%
$287
$245
$248
$571
$529
$581
$600
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18E*
Total Handle ($M)
GGR/Handle (%)


Mississippi Sports Betting Handle
$60
$50
$40
$30
$20
$10
$-
20%
15%
10%
5%
0%
$8
$32
$33
$44
$50
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18E*
Total Handle ($M)
GGR/Handle(%)


New Jersey Sports Betting Handle
$500
$400
$300
$200
$100
$-
12%
10%
8%
6%
4%
2%
0%
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18E*
Onsite
Online
GGR/Handle (%)


Delaware Sports Betting Handle
$20
$15
$10
$5
$0
20%
15%
10%
5%
0%
$7
$8
$8
$17
$15
$16
$17
Jun-18
Jul-18
Aug-18
Sep-18
Oct-18
Nov-18
Dec-18E*
Total Handle ($M)
GGR/Handle (%)

*Excl. Nevada

US$ 1.54B Total Handle* $105M GGR* and $13.9M Taxes Collected*

NWGI Is Undervalued Compared to Peers

NEWGIOCO GROUP

NWGI trading at lower EV/Sales ratio compared to peers

	Ticker	Price (Local)	Mkt Cap (US$)	LTM Rev (US$)	EV/Sales 2017	EV/Sales 2018	EV/Sales 2019	P/E 2017	P/E 2018	P/E 2019
Newgioco Group Inc	**NWGI-US**	**$ 0.40**	**42**	**35**	**1.5**	**1.2**	**0.9**	**20.0**	**20.0**	**10.0**
Scientific Games Corporation	SGMS	24.85	2,279	3,301	3.5	3.3	3.1	NM	NM	NM
Evolution Gaming Group AB	EVO-SE	544.00	2,161	76	9.6	7.7	6.1	27.9	23.6	19.3
William Hill PLC	WMH-GB	1.73	1,960	2,253	0.9	1.0	1.0	5.9	8.5	13.4
Playtech plc	PTEC-GB	3.79	1,584	982	2.3	1.6	1.2	6.1	6.9	6.5
Betsson AB Class B	BETS.B-SE	86.06	1,316	614	2.4	2.4	2.2	14.2	11.4	13.2
NetEnt AB Class B	NET.B-SE	42.80	1,135	204	5.3	5.5	5.1	17.2	17.0	16.3
Cherry AB Class B	CHER.B-SE	86.90	996	358	4.1	3.3	2.7	NM	21.5	17.6
888 Holdings Plc	888-GB	1.71	820	556	1.3	1.3	1.2	11.5	11.6	11.9
Kambi Group plc Class B	KAMBI-SE	196.00	653	42	8.2	7.3	5.8	NM	60.1	41.1
Inspired Entertainment, Inc.	INSE	6.50	140	141	2.0	1.7	1.7	NM	NM	NM
				AVERAGES:	4.0	3.5	3.0	13.8	20.1	17.4

Source: FactSet (as of January 28,2019)

NEXT STEPS: GROW SMART

NEWGIOCO GROUP

CONTINUING TO EXECUTE – AND BENEFIT FROM – OUR "EXPAND FROM CORE" STRATEGY

CORE

Now: **PRODUCTS**
Sportsbook
+ Virtual + Casino
+ Poker

Adding: **SERVICES**
SaaS
+ Business Intelligence

Now: **TECHNOLOGY**
ELYS
Sports betting platform

2019 – 2020 +

✓ ***GROWTH: Stay focused on continued growth of Web-based and Land-based products in Italy***

Increase market share
1. Sports Betting
2. Online Poker
3. Casino

EXPANSION re: Business Intelligence

Extend the use of BI and Key Performance Indicators (KPIs)
> Internally Improve our understanding of end users
> Externally Provide a broader range of offerings to operators

✓ ***EXPANSION*** re: SaaS hosting

✓ ***EXPANSION*** Platform re: Geography

UNITED STATES
LATIN AMERICA

Customize ELYS to meet needs of operators in new markets

ELYS: proven technology is the foundation for our multi-faceted growth

FOR ADDITIONAL INFORMATION PLEASE CONTACT:

RALPH GARCEA, MBA, P. ENG.

VP, CORPORATE AND BUSINESS DEVELOPMENT
NEWGIOCO GROUP, INC.

R.GARCEA @ NEWGIOCOGROUP.COM

OTCQB: NWGI

APPENDIX

SUPPLEMENTAL DATA

NEWGIOCO GROUP

MARKET OVERVIEW

GAMING REPRESENTS A US$500B GLOBAL MARKET – AND IT'S GROWING

Sports Betting is Largest Segment in the Global Gaming Market


State Lotteries
9%
Skill/Other
3%
Bingo
4%
Poker
6%
Betting
51%
Casino
27%

Europe is Largest Gaming Market


Latam/Caribbean
1%
Africa
1%
Oceania
6%
N. America
11%
Asia/ME
27%
Europe
54%

Source: H2GC, iGamingBusiness

Market Overview: Europe

Italy is the Largest Gaming Market in the EU

Newgioco has well-established operations in one of the largest and most highly regulated gaming markets

Total Gaming Market Size


GGR (€ in billions, 2017)
Italy 20.1
United Kingdom 16.4
Germany 13.8
France 10.4
Spain 8.5
Netherlands 2.5
Sweden 2.3
Ireland 2.1
Finland 2.1
Greece 1.9

Italy gaming market growing at double-digit rates

Market Share


Bet365 (Hillside PLC) 18.23%
SNAITECH 11.36%
Eurobet Italia (GVC/Ladbrokes Coral) 11.13%
planetwin (SKS365) 9.69%
Sisal Entertainment 8.81%
Lottomatica Scommesse 7.89%
Goldbet 7.18%
All others 25.71%

Newgioco currently represents < 0.50% of total

Source: AGIMEG

Market Overview: U.S. Sports Betting

Recent Legislative Changes Created a Massive Emerging Market Opportunity

~$140M
Wagered legally on the Super Bowl

~$4.6B
Wagered illegally on one game

~$10B
Wagered on March Madness

~$36B
Wagered on MLB in one season

Source: American Gaming Association (AGA)

- Smartphone apps currently handle ~70% of Nevada sports betting… representing a $4.9B market
- Active sports betting legislation in the U.S.
  - 10 States enacted online gaming bills in 2017
  - In July 2018, the U.S. Supreme Court ruled to allow sports betting
- Regulation means protection for consumers
  - Regulation also means tax revenue for state and federal coffers (see Slide 14)

INSTALLATION BRANDING

NEWGIOCO GROUP


ALEABET
BOOKMAKER
Live Betting


ALEABET
ALEABET


ALEABET SPORT

RETAIL LOCATION ECONOMICS:

- ~$15,000 - $20,000 one-time investment to outfit a retail shop
- “Typical” handle for a small town Italian shop is ~$100,000/mth
- 10-15% hold will drive GGR of $10,000 - $15,000/mth
- Investment payback occurs within the first few months of operation